1999 Bryan Street Suite 3500 Dallas, TX 75201 United States T +1.214.638.0145 www.jacobs.com
June 23, 2023
Mr. Ameen Hamady
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549
Re: JACOBS SOLUTIONS INC.
Form 10-K for the year ended September 30, 2022 Filed on November 21, 2022
Form 8-K filed on February 7, 2023 File No. 001-07463

Dear Mr. Hamady:

Thank you for your letter of June 2 regarding the above-referenced filings for Jacobs Solutions Inc. (“Jacobs” or the “Company”). We appreciate the opportunity to address the Staff’s comment, and respectfully provide the following response. To assist in your review, we have included the Staff’s comment below followed by the Company’s response to the comment. For ease of reference, the headings and numbered paragraph below corresponds to the headings and numbered comment in your letter.

Form 8-K filed on February 7, 2023

Reconciliation of Income Tax Expense from Continuing Operations to Adjusted Income Tax Expense from Continuing Operations, page 14

1. We note your response to our comment number 6. Given that the Other income tax adjustment items are arrived at by calculating the difference between the projected annual Non-GAAP income tax rate applied to the respective quarter’s pretax income and the actual tax rate computed for the respective quarters during the year under ASC 740-270; please tell us how you considered whether the Non GAAP measure substitutes an individually tailored recognition and measurement method for those of GAAP which results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non GAAP Financial Measures for guidance.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that the Company considered Rule 100(b) of Regulation G, which states that a registrant shall not make public a Non-GAAP financial measure that, taken together with the information accompanying that measure, is misleading, as well as Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations (“C&DIs”), which advises that Non-GAAP adjustments that have the effect of

Jacobs Solutions Inc. June 23, 2023 Page 2
changing the recognition and measurement principles required to be applied in accordance with GAAP would be considered individually tailored and may cause the presentation of a Non-GAAP measure to be misleading. The Company respectfully informs the Staff that it does not view the Non-GAAP tax rate to be a misleading measure. The Company views the Non-GAAP tax rate as an appropriate and meaningful supplemental measure that provides investors a complete perspective of an annual tax rate that takes into consideration current, deferred and other taxes that are attributable to the business.
In accordance with ASC 740, the interim GAAP financial statements reflect taxes considering a combination of the estimated annual effective tax rate for ordinary income (or loss), combined with calculations of tax (or benefit) for all other items computed individually and recognized in the periods in which such items occur. While such information provides important knowledge regarding the tax impacts in a given interim period, the Company believes that since taxes are calculated on an annual basis, investors also benefit from a comprehensive understanding of how discrete items from individual interim periods are expected to ultimately impact the full annual financial statements. The Company believes its annual Non-GAAP tax rate achieves this, as it is based on the aggregated statutory income tax rates in the jurisdictions in which the Company operates and considers discrete event taxes, permanent adjustments, current and deferred impacts to the effective tax rate, and other known information as of the reporting date, including changes in business operations, tax legislation changes, and major events that could have a material impact on a given quarter. As an example, in the second quarter of fiscal 2023, the Company experienced a significant uncertain tax position release that resulted in the recognition of a benefit for GAAP purposes in the second quarter. The benefit resulted in a significantly lower tax rate that does not represent the full year Non-GAAP anticipated rate. If the Company did not include the “other income tax adjustment,” the Adjusted Diluted Net Earnings Per Share from Continuing Operations would have been higher by $0.25 per share, which may have given investors a misleading view of the Company’s performance. Even though this method results in an “other tax adjustment” in the interim periods, by the end of the fiscal year, the “other income tax adjustment” will eliminate, since all anticipated tax impacts would have occurred by year end. The Company believes that applying the anticipated annual tax rate to each quarterly period provides investors with important information that allows investors to assess trends in the underlying business performance of the Company when discrete tax events may otherwise significantly impact the Company’s quarterly performance.

Importantly, the Company believes that its Non-GAAP presentation allows investors to understand and evaluate the Company’s results in the same manner as management does. For example, the Company’s executive management generally does not consider the impact of discrete tax items in reviewing the Company’s quarterly performance and monitors Adjusted Diluted Net Earnings Per Share from Continuing Operations, as adjusted by “other income tax adjustment,” to facilitate decision-making at the consolidated corporate level, such as with respect to setting annual performance expectations and evaluating quarterly progress against those expectations, and therefore the Company believes this information is important for investors.

The Company understands and recognizes that there are a variety of methods used to calculate Non-GAAP tax rates. Some of these methods exclude certain discrete taxes altogether in their Non-GAAP presentations. Others use the application of a cash tax rate, which effectively excludes the impact of deferred taxes. In contrast, the determination of the tax rate based on the Company’s method does not exclude any applicable taxes to the business. Given all of the methodologies considered, the Company believes the methodology utilized to calculate its annual Non-GAAP tax rate to be comprehensive, robust and transparent. The Company further believes the Non-GAAP tax rate is a meaningful supplement to the GAAP measure, which only considers the isolated interim period impact of the discrete items. The Non-GAAP measure provides information regarding the

Jacobs Solutions Inc. June 23, 2023 Page 3
annual impact, to supplement the GAAP calculation, for the readers of Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company respectfully informs the Staff that prior to inclusion of this adjustment, the Company received many questions from analysts and investors regarding the Company’s expected tax rate, and the impact of discrete tax items on results and forecasts. Since the Company began including this measure, management has received fewer inquiries in this area and believes the reduction is attributable to the provision of this information in the Company’s earnings release.

We hope this response letter has addressed all of the Staff’s comments. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

JACOBS SOLUTIONS INC.

/s/ Kevin C. Berryman
Kevin C. Berryman
President and Chief Financial Officer